Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Rogers Communications Inc. Announces Tender Offers and Consent Solicitations
for U.S.$750,000,000 6.375% Senior Notes due 2014 and U.S.$350,000,000 5.500% Senior Notes due 2014

TORONTO, January 29, 2014 –Rogers Communications Inc. (“RCI”) today announced that its wholly- owned subsidiary, Rogers Data Centres Alberta Inc. (“RDCAI”) , has commenced cash tender offers for any and all of the outstanding (i) U.S.$750,000,000 aggregate principal amount of 6.375% Senior Notes due 2014 of RCI and Rogers Communications Partnership (CUSIP No. 77531QAD0 / 77531QAC2 / ISIN USC7925HAB27) (the “6.375% Notes”)  and (ii)  U.S.$350,000,000 aggregate principal amount of 5.500% Senior Notes due 2014 of RCI (CUSIP No. 77509NAK9 / ISIN US77509NAK90) (the “5.500% Notes” and, together with the 6.375% Notes, the “Notes”) on the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement, dated January 29, 2014, and the related Letter of Transmittal and Consent.  RDCAI is also soliciting consents to certain proposed amendments to the indentures governing the Notes.

The tender offer with respect to the 6.375% Notes will expire at 8:00 a.m., New York City time, on February 27, 2014, unless extended or earlier terminated by RDCAI.  The tender offer with respect to the 5.500% Notes will expire at 8:00 a.m., New York City time, on March 13, 2014, unless extended or earlier terminated by RDCAI.  RDCAI reserves the right to terminate, withdraw or amend either or both of the tender offers and consent solicitations at any time subject to applicable law.

The tender offer consideration being offered for the Notes accepted for purchase in the tender offers will be US$1,000 for each US$1,000 principal amount of Notes (plus accrued and unpaid interest to, but not including, the settlement date expected to be on or about February 27, 2014 with respect to the 6.375% Notes and March 13, 2014 with respect to the 5.500% Notes). In addition, holders who tender Notes on or prior to 5:00 p.m., New York City time, on February 11, 2014, will receive an amount designated as a consent payment equal to US$2.50 per US$1,000 principal amount of Notes so tendered and validly accepted by RDCAI.

The obligation of RDCAI to accept for purchase, and to pay for, any Notes validly tendered and not validly withdrawn pursuant to any tender offer and the related consent solicitation is subject to the satisfaction or waiver of the conditions to the applicable tender offer and consent solicitation.  The complete terms and conditions of each tender offer and consent solicitation are set forth in the Offer to Purchase and Consent Solicitation Statement referred to above and the related Letter of Transmittal and Consent which are being sent to holders of the Notes.  Holders of the Notes are urged to read the tender offer documents carefully.

Notes not tendered and purchased pursuant to the tender offers will remain outstanding, mature on the applicable stated maturity date and be paid on March 3, 2014 (the first business day following the stated maturity of March 1, 2014) for the 6.375% Notes and March 17, 2014 (the first business day following the stated maturity of March 15, 2014) for the 5.500% Notes, in each case in accordance with their respective terms.

The tender offers and consent solicitations are being made solely by means of the related Offer to Purchase and Consent Solicitation Statement and the Letter of Transmittal and Consent.  Under no circumstances shall this press release constitute an offer to purchase or the solicitation of an offer to sell any of the Notes or any other securities of RCI or its affiliates.  It also is not a solicitation of consents to the proposed amendments to the indentures.  No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating but not limited to the terms and timing of the tender offers and consent solicitations.  There can be no assurance that either of the tender offers and consent solicitations will be completed.  Undue reliance should not be placed on forward-looking information as actual results may differ materially. These statements are based on management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of RCI.

More detailed information about these factors may be found in filings by RCI with the SEC, including its most recent Annual Report on Form 40-F. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

About Rogers Communications Inc.

Rogers Communications Inc. is a leading diversified Canadian communications and media company. Rogers Communications Inc. is Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through its wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries, Rogers Communications Inc. is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

%SEDAR: 00003765E          %CIK: 0000733099

For further information: please contact: Glenn Brandt (416) 935-3571 glenn.brandt@rci.rogers.com(RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW [●]e 29-JANUARY-14